HEAD N.V.
INTERIM REPORT

For the Period Ended
March 31, 2007

HEAD N.V.
INTERIM REPORT
FOR THE PERIOD ENDED MARCH 31, 2007

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ITEM 1.	FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheet as of March 31, 2007 and Audited Condensed Consolidated Balance Sheet as of December 31, 2006

Unaudited Condensed Consolidated Income Statement for the three months ended March 31, 2007 and 2006

Unaudited Condensed Consolidated Statement of Changes in Equity for the three months ended March 31, 2007 and 2006

Unaudited Condensed Consolidated Cash Flow Statement for the three months ended March 31, 2007 and 2006

Notes to the Unaudited Condensed Consolidated Financial Statements

ITEM 2.	MANAGEMENT’S OPERATING AND FINANCIAL REVIEW

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies are described in our Annual Report on Form 20-F filed with the Securities and Exchange Commission and include, but are not limited to, the following:

•	competitive pressures and our ability to respond quickly to changes in consumer preferences;
•	changes in the tastes of the sporting public;
•	our ability to introduce innovative products;
•	general economic conditions;
•	our ability to realize the cost savings we expect to achieve from our cost reduction program;
•	shifts in currency exchange rates;
•	the performance of third party suppliers;
•	adequate protection of patents and trademarks;
•	product liability exposure;
•	raw material and energy prices; and
•	environmental and regulatory matters.

Actual results and events could differ materially from those contemplated by these forward-looking statements. In light of the risks and uncertainties described above, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact occur. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.

PRESENTATION OF INFORMATION
We have rounded percentages and some amounts contained herein for ease of presentation, and some amounts may therefore not total. We have presented most financial information in euro. In some cases, this report contains translations of amounts in other currencies into euro at specified rates solely for the convenience of the reader. You should not construe these translations as representations that these amounts actually represent these euro amounts or could be converted into euro at the rate indicated.

Unless otherwise indicated, euro amounts have been translated from other currency amounts to euro, based on the European Central Bank rates.

The condensed interim financial statements included herein have been prepared in accordance with IFRS as adopted by the European Union.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED BALANCE SHEET

		March 31,	December 31,
	Note	2007	2006
		(unaudited)
		(in thousands, except share data)
ASSETS:
Non-current assets
Property, plant and equipment, net	7	€58.829	€61.821
Intangible assets		11.603	11.739
Goodwill		3.111	3.142
Available-for-sale financial assets		1.942	1.971
Deferred income tax assets		62.744	59.552
Trade receivables		437	2.082
Other non-current assets		3.628	3.625
Total non-current assets		142.293	143.932
Current assets
Inventories, net	3	85.391	64.996
Trade and other receivables		92.572	149.541
Prepaid expense		3.112	2.635
Available-for-sale financial assets		13.745	17.828
Cash and cash equivalents.		67.096	43.628
Total current assets		261.916	278.628
Total assets		€404.209	€422.560

EQUITY
Share capital: €0.20 par value; 39,820,677 shares issued	5	€7.964	€7.964
Other reserves		115.724	115.838
Treasury shares	5	(12.079)	(12.307)
Retained earnings		42.282	51.853
Fair Value and other reserves including
cumulative translation adjustments (CTA)		(7.767)	(7.462)
Total equity		146.125	155.888
LIABILITIES:
Non-current liabilities
Long-term debt		133.098	133.835
Retirement benefit obligations		15.588	15.744
Other long-term liabilities		17.187	15.094
Total non-current liabilities		165.873	164.673
Current liabilities
Trade and other payables		58.094	67.144
Borrowings		21.882	22.010
Income taxes		1.341	1.094
Provisions	8	10.892	11.751
Total current liabilities		92.210	101.999
Total liabilities		258.083	266.672
Total liabilities and shareholders’ equity		€404.209	€422.560

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED INCOME STATEMENT

		For the Three Months ended March 31,
	Note	2007	2006
			Restated
		(unaudited)	(unaudited)
		(in thousands, except share data)

Total net revenues	6	€57.328	€67.714
Cost of sales		33.973	41.088
Gross profit.		23.355	26.626
Selling and marketing expense.		24.208	23.021
General and administrative expense.		7.369	7.435
Share-based compensation expense.		1.290	96
Other operating income, net	7	(595)	(119)
Operating loss.		(8.916)	(3.806)
Interest expense.		(3.131)	(3.075)
Interest income.		554	387
Other non-operating expense, net		(408)	(33)
Loss before income taxes		(11.901)	(6.527)
Income tax benefit (expense):
Current		(862)	(356)
Deferred		3.192	1.626
Income tax benefit		2.330	1.269
Loss for the period.		€(9.571)	€(5.257)

Earnings per share-basic
Loss for the period.		(0,26)	(0,15)
Earnings per share-diluted
Loss for the period.		(0,26)	(0,15)
Weighted average shares outstanding
Basic		36.222	36.220
Diluted		36.222	36.220

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

								Total
	Note	Attributable to equity holders of the Company						Equity
							Fair Value
							and Other
		Ordinary Shares		Other	Treasury	Retained	Reserves/
		Shares	Amount	Reserves	Stock	Earnings	CTA
		(unaudited)
		(in thousands, except share data)
Balance at January 1, 2006 (Restated)		36,219,902	€7,964	€125,247	€(12,307)	€47,438	€(1,884)	€166,459

Profit for the period		—	—	—	—	(5,257)	—	(5,257)
Changes in fair value and other reserves
including CTA:
Unrealized loss on derivatives instruments
(net of tax of €73)	4	—	—	—	—	—	291	291
Reclassification adjustment for derivative
losses recorded in profit for the period
(net of tax of €18)	4	—	—	—	—	—	(71)	(71)
Foreign currency translation adjustment		—	—	—	—	—	6,682	6,682
Total recognized income and expense
for the period		—	—	—	—	—	—	6,902
Balance at March 31, 2006 (Restated)		36,219,902	€7,964	€125,247	€(12,307)	€42,181	€5,018	€168,104

Balance at January 1, 2007		36,219,902	€7,964	€115,838	€(12,307)	€51,853	€(7,462)	€155,888

Loss for the period		—	—	—	—	(9,571)	—	(9,571)
Sale of treasury shares	5	39,150	—	(115)	228	—	—	113
Changes in fair value and other reserves
including CTA:
Unrealized gain on derivatives instruments
(net of tax of €45)	4	—	—	—	—	—	178	178
Reclassification adjustment for derivative
gains recorded in loss for the period
(net of tax of €1)	4	—	—	—	—	—	2	2
Foreign currency translation adjustment		—	—	—	—	—	(485)	(485)
Total recognized income and expense
for the period		—	—	—	—	—	—	(305)
Balance at March 31, 2007		36,259,052	€7,964	€115,723	€(12,079)	€42,282	€(7,767)	€146,125

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED CASH FLOW STATEMENT

		For the Three Months ended March 31,
	Note	2007	2006
			Restated
		(unaudited)	(unaudited)
		(in thousands)
OPERATING ACTIVITIES:
Loss for the period		€(9.571)	€(5.257)
Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization		3.349	3.629
Amortization and write-off of debt issuance cost
and bond discount		97	101
Provision (release) for leaving indemnity
and pension benefits		(150)	(101)
Restructuring costs	8	(84)	(131)
(Gain) loss on sale of property, plant and equipment	7	(72)	9
Share-based compensation expense.		1.290	96
Deferred Income		(162)	(226)
Interest expense		3.131	3.075
Interest income		(554)	(387)
Income tax expense		862	356
Deferred tax benefit		(3.192)	(1.626)
Changes in operating assets and liabilities:
Accounts receivable		58.400	56.219
Inventories.		(20.586)	(13.924)
Prepaid expense and other assets		(531)	(501)
Accounts payable, accrued expenses, other liabilities
and provisions		(6.393)	1.082
Interest paid		(5.487)	(5.497)
Income tax paid		(594)	(612)
Net cash provided by operating activities		19.752	36.306
INVESTING ACTIVITIES:
Purchase of property, plant and equipment		(2.212)	(2.363)
Changes in intangible assets, net		—	(14)
Proceeds from sale of property, plant and equipment	7	1.662	6
Purchases of available-for-sale financial assets		(2.162)	—
Sale of available-for-sale financial assets		6.230	72
Interest received		457	223
Net cash provided by (used for) investing activities		3.975	(2.076)
FINANCING ACTIVITIES:
Change in short-term borrowings, net		(115)	(1.348)
Proceeds from other long-term obligations		—	559
Payments on long-term debt.		(749)	(603)
Sale of treasury shares	5	114	—
Change in restricted cash		92	194
Net cash used for financing activities		(658)	(1.199)
Effect of exchange rate changes on cash and cash equivalents		491	17
Net increase in cash and cash equivalents		23.560	33.049
Cash and cash equivalents at beginning of period		40.451	45.503
Cash and cash equivalents at end of period		€64.011	€78.552

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
ITEM 1:FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Business

Head N.V. (“Head” or the “Company”) is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands – Head (principally alpine skis, ski bindings, ski boots, and snowboard products, tennis, racquetball, squash and badminton racquets and tennis balls), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment). The Company’s key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today’s top athletes.

The Company generates revenues in its principal markets by selling goods directly to retail stores and, to a lesser extent, by selling to distributors. The Company also receives licensing and royalty income. As many of the Company’s goods, especially Winter Sports goods, are shipped during a specific part of the year, the Company experiences highly seasonal revenue streams. Following industry practice, the Company begins to receive orders from its customers in the Winter Sports division from March until June, during which time the Company books approximately three quarters of our orders for the year. The Company will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in September to November. At this time, the Company will begin to receive re-orders from customers, which constitute the remaining quarter of the yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. During the first nine months of any calendar year, the Company typically generates some 75% of its Racquet Sports and Diving product revenues, but some 50% of its Winter Sports revenue. Thus, the Company typically generates only some 60% to 65% of its total year gross profit in the first nine months of the year, but the Company incurs some 70% of fixed general and administration and marketing expenses in this period.

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Spain, Switzerland, the Netherlands and the United Kingdom), North America, and Asia.

Note 2 - General Principles and Explanations

Basis of Presentation

The condensed interim financial statements included herein have been prepared in accordance with IFRS (“International Financial Reporting Standards”) as adopted by the EU (“IFRS as adopted”). The accounting principles applied in these condensed interim financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the year ended December 31, 2006. The condensed interim financial statements comply with IAS 34. The result of operations for the three months period ended March 31, 2007 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

New financial reporting standards not yet adopted

The IASB issued further standards and amendments to standards and interpretations, which are mandatory for the financial year ending December 31, 2007 (IFRIC 12: December 31, 2008). The following standards had been endorsed by the EU and published in the official journal by the time these consolidated financial statements were prepared.

–	IAS 1 (amended 2006), Presentation of Financial Statements - Capital Disclosures
–	IFRS 7, Financial Instruments – Disclosures
–	IFRIC 12, Service Concession Arrangements

IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk and also including sensitivity analysis to market risk.

F-8

HEAD N.V. AND SUBSIDIARIES
ITEM 1:FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS.

The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital.

TheCompany assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment, of IAS 1. The Company will apply IFRS 7 and amendment to IAS 1 from annual periods beginning January 1, 2007.

The IASB has issued additional financial reporting regulations, which, however, at the time the consolidated financial statements were prepared, had not yet been endorsed by the EU.

–	IFRS 8, Operating Segments
–	IFRIC 10, Interim Financial Reporting and Impairment
–	IFRIC 11, IFRS 2 Group and Treasury Share Transactions
–	IAS 23 (amended 2007), Borrowing Costs

IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006). IFRIC 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Company applied IFRIC 10 from January 1, 2007 but it had no impact on the Company’s accounts.

The amendment to IAS 23 removes the option of immediately recognizing borrowing costs as an expense that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalize borrowing costs as part of the cost of such assets. The revised Standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009.

The Company will evaluate the effect of the first time adoption of the new standards and interpretations.

Restatement

The Company operates a number of share-based compensation plans which were originally accounted for as equity-settled. In the process of preparing the consolidated financial statements for the year ended December 31, 2006, the Company determined that certain share-based compensation plans should have been accounted for as cash-settled (liability awards) under IFRS 2, “Share-based Payment”.

As a result of the matters described above, the Company has restated its March 31, 2006 interim financial statement to (in thousands):

–	Decrease other reserve balance at March 31, 2006 by €3,343
–	Reduce retained earnings balance at March 31, 2006 by €1,989
–	Increase other long-term liabilities balance at March 31, 2006 by €5,322
–	Increase share-based compensation expense for the period ended March 31, 2006 by €273
–	Increase other operating income for the period ended March 31, 2006 by €121

As of March 31, 2006, the restatement had an impact of €5.3 million on the Company’s net assets as a result of additional other long-term liabilities. Additionally, the restatement had an impact on net loss for the period ended March 31, 2006 of €0.4 million as a result of changes in fair value of the liabilities.

The following items in the consolidated income statement and the consolidated balance sheet have been restated as follows:

F-9

HEAD N.V. AND SUBSIDIARIES
ITEM 1:FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	For the Three Months ended March 31,
	2006
	(in thousands, except per share data)
	(Previously Reported)	(As Restated)
Consolidated Income Statement:
Share-based compensation expense	€368	€96
Other operating (income) expense, net	2	(119)
Operating loss.	(4,200)	(3,806)
Loss before income taxes	(6,921)	(6,527)
Loss for the period	(5,651)	(5,257)
Earnings per share-basic
Loss for the period	(0.16)	(0.15)
Earnings per share-diluted
Loss for the period	(0.16)	(0.15)

	March 31,
	2006
	(in thousands)
	(Previously Reported)	(As Restated)
Consolidated Balance Sheet:
Other reserves	€128,590	€125,247
Retained earnings	44,170	42,181
Total equity	165,294	159,962
Other long-term liabilities	8,319	13,651
Total liabilities.	256,495	261,827

In relation to the consolidated cash flow statement the restatement had no effect on the net cash provided by operating activities.

F-10

HEAD N.V. AND SUBSIDIARIES
ITEM 1:FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Inventories
Inventories consist of the following (in thousands):

	March 31,	December 31,
	2007	2006
	(unaudited)
Raw materials and supplies	€17,419	€15,483
Work in process	9,134	7,783
Finished goods	71,567	55,176
Provisions	(12,728)	(13,447)
Total inventories, net	€85,391	€64,996

Note 4 - Financial Instruments
The following table provides information regarding the Company’s foreign exchange forward and option contracts as of March 31, 2007 and December 31, 2006. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

	As of March 31, 2007
	Contract Amount	Carrying value	Fair value
	(in thousands)
Foreign exchange forward contracts	€20,108	€266	€266

	As of March 31, 2007
	Contract Amount	Carrying value	Fair value
	(in thousands)
Foreign exchange forward contracts	€11,047	€1	€1
Foreign exchange option contracts	€1,604	€6	€6

Note 5 – Shareholders’ Equity
Head Sports Holdings N.V, controlled 18,987,344 shares, or approximately 47.7% of the Company’s issued shares, as of March 31, 2007. Head Sports Holdings N.V., a Netherlands Antilles corporation, is controlled by Johan Eliasch and his family members resulting in the ability to significantly influence and control the Company’s operations.

In accordance with SIC 12 “Consolidation – Special Purpose Entity” the Company consolidated the Stichting, as the Company was considered the main beneficiary of the Stichting. The Stichting is a Dutch foundation which holds, votes, and receives dividends on certain of the Company’s ordinary shares. In conjunction with the Company’s option plans, the Stichting also issues depository receipts to option holders, upon exercise of the option. As a result of consolidating the Stichting shares held by the Stichting are presented as treasury shares in the consolidated balance sheets. In March 2007, the Stichting sold 39,150 treasury shares. As of March 31, 2007, the Stichting held 1,377,484 treasury shares.

F-11

HEAD N.V. AND SUBSIDIARIES
ITEM 1:FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Segment Information
The Company operates in the following main geographical areas, even though they are managed on a worldwide basis. The table below shows net revenues from external customers based upon where the sales originated by geographic region based on the location of the Company’s subsidiaries:

	For the Three Months ended March 31,
	2007	2006
	(unaudited)	(unaudited)
	(in thousands)

Revenues from External Customers:
Austria	€18,351	€25,607
Italy	9,771	8,389
Other (Europe)	8,046	9,622
Asia	295	616
North America	20,865	23,479
Total Net Revenues	€57,328	€67,714

The segment results for the three months ended March 31, 2007 and 2006 are as follows:

	For the Three Months ended March 31,
	2007	2006
		Restated
	(unaudited)	(unaudited)
	(in thousands)

Income (Loss) for the Period:
Austria	€(5,760)	€(1,343)
Italy	899	(168)
Other (Europe)	(2,203)	(2,262)
Asia	(1,140)	(992)
North America	(1,338)	(2,006)
Corporate unallocated expenses	(29)	1,515
Profit (Loss) for the Period	€(9,571)	€(5,257)

Note 7 – Gain on Sale of Property
In March 2007, the Company sold a warehouse in Italy for €1.7 million and realized a gain on sale of property of €0.1 million recognized in other operating (income) expense, net.

Note 8 – Restructuring Costs
In November 2005, the Company approved a restructuring program in Italy to reduce production capacity as a consequence of sales reductions and the transfer of production to Eastern Europe and Far East starting in January 2006. As of March 31, 2007 and 2006, €0.1 million of the accrual for employee termination benefits was used to complete the program.

Note 9 - Related Party Transactions
The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately €1.2 million for the period ended March 31, 2007 and 2006, respectively. The company provides investor relations, corporate finance, legal and consulting services, internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

HEAD N.V. AND SUBSIDIARIES
ITEM 1:FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

One of the Company’s subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately €0.01 million for the period ended March 31, 2007 and 2006, respectively.

Note 10 – Subsequent Event
At the Company’s Annual General Meeting on May 30, 2007, the Company will seek shareholders’ approval to amend the Articles of Association of the Company to allow for a decrease of the nominal share capital of the Company to facilitate a payment of €7.5 million to its shareholders.

Note 11 – Reconciliation from IFRS to U.S. GAAP
a) As allowed under IFRS 1, First-time Adoption of International Financial Reporting Standards, the Company elected not to apply IFRS 3, Business Combinations, to business combinations that occurred prior to the date of its transition to IFRS as adopted (January 1, 2004). As a result the carrying amount of goodwill under IFRS as adopted on January 1, 2004 is equal to the carrying amount under Dutch GAAP.

Under Dutch GAAP the Company continued to amortize goodwill and trademarks until the adoption of IFRS as adopted at January 1, 2004. Under U.S. GAAP, Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles, goodwill and other intangibles with an indefinite useful life are no longer amortized. This resulted in an additional two years of amortization of €1.6 million on goodwill and trademarks compared to U.S. GAAP. Subsequent changes in this difference result from foreign exchange rate fluctuations of the U.S. dollar against the euro.

b) Under U.S. GAAP the Company applied Approach 1 of the Emerging Issues Task Force (“EITF”) Abstract 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan, in calculating the accumulated benefit obligation of its Italian severance pay statute (“Trattamento di Fine Rapporto”). Accordingly, the Company recorded the actuTimes New Roman present value of the vested benefits to which the employee is entitled as if the employee separated immediately. Under IFRS as adopted the Company accounted for these severance obligations at the present value of the vested benefits based on the employee’s expected date of retirement.

c) Under U.S. GAAP, Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS 158”), requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company adopted SFAS 158 in fiscal 2006 resulting in a reduction of shareholders’ equity of €2.5 million due to the underfunded status of the Company’s retirement plans for the period ended March 31, 2007. Under IFRS there is no similar requirement to record the overfunded or underfunded amount on the balance sheet.

d) Under IFRS as adopted, cash-settled awards are measured at fair value at each reporting date and also require a company to estimate forfeitures. Additionally, under IFRS the date of grant criteria for certain awards were met earlier than under US GAAP, which results in a different measurement date.

e) The differences relating to income taxes include the deferred tax effects calculated on those differences that meet the definition of a temporary difference.

F-13

HEAD N.V. AND SUBSIDIARIES
ITEM 1:FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The table below provides a reconciliation of loss for the period from IFRS to U.S. GAAP as of March 31, 2007 and 2006, as well as a reconciliation of shareholders’ equity for the periods ended March 31, 2007 and December 31, 2006.

Reconsiliation of Shareholders’ Equity fromDutch-GAAP to IFRS (as adopted by the EU) to US-GAAP

		For the period ended March 31,
		2007	2006
			(Restated)
		(in thousands)
Loss for the period under IFRS as adopted		€(9.571)	€(5.257)
Share-based compensation	d)	45	275
Net loss under U.S. GAAP		€(9.526)	€(4.982)

		March 31,	December 31,
		2007	2006
		(in thousands)
Shareholders’ Equity under IFRS as adopted		€146.125	€155.888
Amortization of goodwill and trademarks.	a)	1.588	1.606
Adoption of IAS 19 (Employee Benefits)	b)	(48)	(48)
Adoption of SFAS 158	c)	(2.450)	(2.450)
Share-based compensation	d)	30	(15)
Deferred taxes on differences	e)	659	659
Shareholders’ Equity under US-GAAP		€145.905	€155.640

F-14

HEAD N.V. AND SUBSIDIARIES
ITEM 2:MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

Overview:
The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands – Head (principally alpine skis, ski bindings, ski boots and snowboard products, tennis, racquetball and squash racquets, tennis balls and badminton products), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment). The Company’s key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today’s top athletes.

With a broad product offering marketed mainly from middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Head N.V.’s products are sold through some 29,000 customers in over 85 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company’s strongest presence has traditionally been in Europe, and in recent years the Company has built market share in the United States, the next largest market for the Company’s products after Europe.

Over the last six decades, the Company has become one of the world’s most widely recognized developers and manufacturers of innovative, high-quality and technologically advanced sporting equipment. The Company’s focus continues to be its core products of skiing, tennis and diving equipment. In order to expand market share and maximize profitability, for the last ten years the Company has increased its emphasis on marketing and new product development, leveraging further its brands, global distribution network and traditional strength in manufacturing and the Company is continuously looking for a possible reduction of its fixed costs.

The Company generates revenues in its principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. It also receives licensing and royalty income. As many of its goods, especially Winter Sports goods, are shipped during a specific part of the year, the Company experiences highly seasonal revenue streams. Following industry practice, the Company begins to receive orders from its customers in the Winter Sports division from March until June, during which time the Company books approximately three quarters of its orders for the year. The Company will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, the Company will begin to receive re-orders from customers, which constitute the remaining quarter of its yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. Revenue from sales is generally recognized at the time of shipment.

Business development
Winter Sports. In 2006, pre-season orders for Winter Sports products from March until June showed some growth for all winter sports equipment, but reorders at the end of 2006 were negatively impacted by the bad snow conditions in almost all major winter sports areas andretail business on equipment was dramatically down in the 2006/07 winter season as a result of bad snow conditions but probably also as a result of different consumer behaviour indicating a continuing trend towards rental equipment. The most recent GFK (german market reaserch group) reports show the following declines for Alpine skis in units from April 2006 until March 2007 compared to prior year: Austria minus 20%, Switzerland minus 23%, Germany minus 29%. The trend is similar for skiboots and skibindings. For other markets we do not have final market figures available but we assume that most European markets as well as Japan have a comparable market development. North America was also affected by the bad snow conditions but to a lesser extend. This market development caused higher inventory levels at retail at the end of the season. As a result, during the pre season period March – June 2007, retailers will place significantly lower pre season orders for the coming season. Snowboard equipment shows a similar development.

Racquet Sports. Tennis racquet sales were strong throughout the global market for the first six months of 2006, in particular in North and South America, as well as in Europe. In the spring, poor weather conditions slowed sales markedly and caused

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HEAD N.V. AND SUBSIDIARIES
ITEM 2:MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

higher inventories at the retail level. As a result, during the second half of 2006, retailers purchased fewer products to allow their inventories to come back down. Over the full year 2006, the US market finished with a slight increase in tennis racquet sales compared to 2005, with an increase of 1.3% in units sold and of 1.8% in revenue. In Europe, in 2006, the market declined by 4.5% and 3.1% in units sold and revenue, respectively, compared to 2005, while in Japan, the tennis racquet market declined by 5.2% and 3.9% in units sold and revenue, respectively, compared to 2005. Based on this information, we estimate that the global tennis racquet market declined by approximately 3% and 2% in units sold and revenue, respectively, compared to 2005. Global market sales of tennis balls in 2006 had mixed results. The US market performed very well and gained 5.2% and 8.1% in units sold and revenue, respectively, compared to 2005, while the European market recorded an increase of 3.5% in units sold and a decline of 1.3% in revenue, indicating a further deterioration in the average selling price. This decline in revenues from sales of tennis balls is a result of the declining value of the US dollar compared to the euro, as all tennis balls are produced in US dollar-based countries, which permits companies based in Europe to lower manufacturing costs.

Diving. After a flat year 2006 the worldwide diving market started well in 2007 favoured by globally favourable weather conditions. According to our estimates the market has stabilized during 2006 and shows slight growth in 2007. Mares continued the positive trend of 2006 and grew market shares in the 1st quarter driven by improved product availability and strong performances of our European and the US subsidiaries.

Results of Operations:

The following table sets forth certain consolidated income statement data:

	For the Three Months ended March 31,
	2007	2006
		Restated
	(unaudited)	(unaudited)
	(in thousands)

Total net revenues	€57.328	€67.714
Cost of sales	33.973	41.088
Gross profit	23.355	26.626
Gross margin	40,7%	39,3%
Selling and marketing expense	24.208	23.021
General and administrative expense	7.369	7.435
Share-based compensation expense	1.290	96
Other operating income, net	(595)	(119)
Operating loss	(8.916)	(3.806)
Interest expense	(3.131)	(3.075)
Interest income	554	387
Other Non-operating expense, net	(408)	(33)
Income tax benefit	2.330	1.269
Loss for the period	€(9.571)	€(5.257)

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HEAD N.V. AND SUBSIDIARIES
ITEM 2:MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

Three Months Ended March 31, 2007 and 2006

Total Revenues. For the three months ended March 31, 2007 total revenues decreased by €11.1 million, or15.8%, to €58.9 million from €69.9 million in the comparable 2006 period. This decrease was mainly due to lower sales volumes in our winter and racquet sports divisions partly offset by increasing sales of our diving equipment. Also, the strengthening of the euro against the U.S. dollar contributed to the negative revenue development.

	For the Three Months
	ended March 31,
	2007	2006
	(unaudited)	(unaudited)
Product category:	(in thousands)
Winter Sports	€10,779	€20,187
Racquet Sports	32,990	36,235
Diving	13,437	11,026
Licensing	1,662	2,485
Total revenues	58,868	69,933
Sales Deductions	(1,540)	(2,218)
Total Net Revenues	€57,328	€67,714

Winter Sports revenues for the three months ended March 31, 2007 decreased by €9.4 million, or 46.6%, to €10.8 million from €20.2 million in the comparable 2006 period. This decrease was due to lower sales volumes of all of our winter sports products as a consequence of bad snow conditions in the winter season 2006/2007.

Racquet Sports revenues for the three months ended March 31, 2007 decreased by €3.2 million, or 9.0%, to €33.0 million from €36.2 million in the comparable 2006 period. This decrease was due to lower sales volumes in tennis racquets and balls and the strengthening of the euro against the U.S. dollar in the reporting period.

Diving revenues for the three months ended March 31, 2007 increased by €2.4 million, or 21.9%, to €13.4 million from €11.0 million in the comparable 2006 period. This increase was mainly driven by better product availability and shipments by all units.

Licensing revenues for the three months ended March 31, 2007 decreased by €0.8 million, or 33.1%, to €1.7 million from €2.5 million in the comparable 2006 period. This is mainly caused by historically high portion of winter apparel (socks, gloves) in our Q1 revenues which failed in 2007 due to the warm weather.

Sales deductions for the three months ended March 31, 2007 decreased by €0.7 million, or 30.6%, to €1.5 million from €2.2 million in the comparable 2006 period due to decreased sales.

Gross Profit. For the three months ended March 31, 2007 gross profit decreased by €3.3 million to €23.4 million from €26.6 million in the comparable 2006 period. Gross margin increased to 40.7% in 2007 from 39.3% in the comparable 2006 period due to improved operating performance and product mix.

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ITEM 2:MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

Selling and Marketing Expense. For the three months ended March 31, 2007, selling and marketing expense increased by €1.2 million, or 5.2%, to €24.2 million from €23.0 million in the comparable 2006 period. This increase was mainly due to higher advertising costs for our ski racing team partly offset by lower commissions and selling expense as a consequence of decreased sales.

General and Administrative Expense. For the three months ended March 31, 2007, general and administrative expenses remained stable compared to the comparable 2006 period.

For the three months ended March 31, 2007, we recorded €1.3 million of share-based compensation expense for our Stock Option Plans compared to € 0.1 in the comparable 2006 period.

Other Operating Income, net. For the three months ended March 31, 2007, other operating income, net increased by €0.5 million, or 398.4%, to €0.6 million from €0.1 million in the comparable 2006 period due to a release of an environmental accrual for our Estonian premises sold in 2005.

Operating Loss. As a result of the foregoing factors, operating loss for the three months ended March 31, 2007 increased by €5.1 million to €8.9 million from €3.8 million in the comparable 2006 period.

Interest Expense. For the three months ended March 31, 2007, interest expense increased marginally by €0.1 million, or 1.8%, in the comparable 2006 period.

Interest Income. For the three months ended March 31, 2007, interest income increased by €0.2 million, or 43.4% to €0.6 million from €0.4 million in the comparable 2006 period. This increase was due to higher interest rates.

Other Non-operating Income (Expense), net. For the three months ended March 31, 2007, other non-operating expense, net increased by €0.4 million to €0.4 million from €0.03 million in the comparable 2006 period mainly attributable to foreign currency loss.

Income Tax Benefit. For the three months ended March 31, 2007, the income tax benefit was €2.3 million, an increase of €1.1 million compared to income tax benefit of €1.3 million in the comparable 2006 period due to the increase in pre-tax loss.

Net Loss. As a result of the foregoing factors, for the three months ended March 31, 2007, we had a net loss of €9.6 million, compared to a net loss of €5.3 million in the comparable 2006 period.

Liquidity and Capital Resources

Payments from our customers are our principal source of liquidity. Additional sources of liquidity include our credit facility, financing under capital lease arrangements and vendor financing. The cash provided by these sources has a variety of uses. Most importantly, we must pay our employees and vendors for the services and materials they supply. Additional uses include capital expenditures, development of new products, payment of interest, extension of credit to our customers, and other general funding of our day-to-day operations.

For the three months ended March 31, 2007, cash generated from operating activities decreased by €16.6 million, or 45.6%, to €19.8 million from €36.3 million in the comparable 2006 period. This was mainly due to lower cash from income as a consequence of higher loss and higher working capital needs mainly for inventory. The cash flows from operating activities, proceeds from the sale of our warehouse in Casarza, Italy and sales of a portion of our short-term marketable securities were used to purchase property, plant and equipment of €2.2 million and to increase cash on hand.

As of March 31, 2007, we have in place €111.4 million senior notes due 2014, €13.0 million long-term obligations under a sale-leaseback agreement and a mortgage agreement due 2017 and €11.2 million other long-term debt comprising secured loans in Austria, Italy, Japan and the Czech Republic. In addition, we used lines of credit with several banks in Austria and Japan of €19.3 million.

As of March 31, 2007, we had €64.0 million cash on hand and €13.7 million available-for-sale financial securities mainly held in euro.

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We believe that our current level of cash on hand, future cash flows from operations, and our Senior Notes and other facilities are sufficient to meet our operating needs.

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